July 16, 2007



Mr. Jim Peklenk
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated July 3, 2007 regarding the Form 10-K for Fiscal Year Ended December 31, 2006 filed March 9, 2007 and Form 10-Q for the Three Months Ended March 31, 2007 filed May 9, 2007 (File No. 001-31792)

Dear Mr. Peklenk:

As discussed on our recent telephone call, Conseco, Inc. currently plans to provide responses to your letter dated July 3, 2007, on or about August 3, 2007.

If you have any questions or further comments, please call me at (317) 817-6144.

Sincerely,


/s/ John R. Kline
-----------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer